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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67684

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2025__ AND ENDING __12/31/2025__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __The M&A Group LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__8133 Shadow Pine Way__
(No. and Street)

__Sarasota__	__Florida__	__34238__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ivar Sorensen__	__612.812.8404__	__ivar@m-a-group.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__OHAB AND COMPANY PA__
(Name – if individual, state last, first, and middle name)

__Ohab, Pam__	__Maitland__	__FL__	__32751__
(Address)	(City)	(State)	(Zip Code)

__100 E Sybelia Ave, Suite 130 MAITLAND,FL 32751__ __Since 7/28/2004 -1839__

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ivar Sorensen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The M&A Group LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THE M&A GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash	$ 59,620
Accounts Receivable	16,891
Other Assets	20,000
TOTAL ASSETS	$ 96,511

LIABILITIES AND MEMBERS' EQUITY

Liabilities – Accounts Payable	$ 4,509
MEMBERS' EQUITY	92,002
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 96,511

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The M&A Group LLC (the Company) is approved by the Financial Industry Regulatory Agency (FINRA) for the private placement of equity, debt, and direct participation securities with institutional investors and other accredited investors and acts as a Managing Broker Dealer for a single client, Legendary Capital, Inc. (and affiliates), a private, non-traded REIT. Additionally, the Company functions as an investment banking organization advising private clients on matters of mergers and acquisitions and other financial advisory services.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash in operating bank accounts, cash on hand, demand deposits, and highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the normal banking risks of funds in excess of those limits.

Accounts Receivable

Accounts Receivable consists of fees due from customers in the amount of $16,891, all of which are collectible in full.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 $18,896 and $16,891 respectively.

Goodwill

The Company accounts for goodwill in accordance with FASB ASC 350-10, *Goodwill and Other Intangible Assets.* This Statement provides that goodwill is reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, is below it's carrying value. There were no charges to operations for goodwill impairment during the year. If goodwill was impaired, the impairment would be measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill.

Revenue from Contracts with Customers

Revenue from contracts with customers includes commission overrides and for support services fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The company has one client which employs wholesalers which raise funds for the client's own transactions and contracts with the Company to manage their wholesalers and is paid a monthly fee for the supervision. The Company receives funds for the amount raised by the wholesalers which it passes

on to the wholesalers in full. The Company is paid a monthly fee for the management of the wholesalers, and recognizes revenue as performance obligations are satisfied. Depending on the raise the Company may receive a commission override if funds raised are in excess of pre-determined amounts. The fees are considered variable consideration as the uncertainty is dependent upon the amount of the raise and the discretion of the client.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2021. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Revenue Concentration

The primary source of revenues for the Company is Legendary Capital, LLC, a ND based REIT. Revenues are earned from a fixed monthly retainer plus override commissions based on new capital raised by the REIT.

NOTE 3 – Property and Equipment

Property and Equipment at December 31, 2025, was comprised of an automobile with a Net Book Value of $7,333. Depreciation expense for 2025 was $2,000. On December 31, 2025 the automobile was sold for $5,333. There was no gain or loss.

NOTE 4- Broker Dealer Segment Reporting

The M&A Group LLC (the Company) is approved by the Financial Industry Regulatory Agency (FINRA) for the private placement of equity, debt, and direct participation securities with institutional investors and other accredited investors and acts as a Managing Broker Dealer for a single client, Legendary Capital, Inc. (and affiliates), a private, non-traded REIT. Additionally, the Company functions as an investment banking organization advising private clients on matters of mergers and acquisitions and other financial advisory services.

The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 5) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2025, the net capital ratio was .08 to 1 and net capital was $55,111 which exceeded the minimum requirement by $50,111.

NOTE 6 – Commitments and Contingencies

The Company has been referred to FINRA's Department of Enforcement for potential securities violations of federal securities laws. The Company, at this point, cannot assess any potential outcome or associated liabilities, if any.

NOTE 7 – Subsequent Events

The Company has evaluated subsequent events occurring through the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements. The Company concluded there have not been any events that occurred that require recognition.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The M&A Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The M&A Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The M&A Group, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The M&A Group, LLC's management. Our responsibility is to express an opinion on The M&A Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The M&A Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as The M&A Group, LLC's auditor since 2015.

Maitland, Florida

February 18, 2026